1 FERROVIAL SE (“FERROVIAL” OR THE “COMPANY”) ANNOUNCES THAT THE CANCELLATION OF 13,245,104 TREASURY SHARES HAS BECOME EFFECTIVE Amsterdam, 22 August 2024 Reference is made to the announcement dated 17 June 2024 regarding the cancellation of 13,245,104 treasury shares. On 22 August 2024, such cancellation has become effective. As a result, the Company's issued share capital has been reduced by a nominal amount of EUR 132,451.04. Ferrovial issued share capital amounts to EUR 7,321,630.43, represented by 732,163,043 shares of a single class with a par value of EUR 0.01 each. The Company will request the de-listing of the 13,245,104 cancelled shares from the stock exchanges. About Ferrovial Ferrovial, a leading global infrastructure operator, is committed to developing sustainable solutions. The company operates in more than 15 countries and has a workforce of over 24,000 professionals worldwide. Ferrovial is triple listed on the Spanish Stock Exchanges, Euronext Amsterdam and Nasdaq’s Global Select Market and is a member of Spain’s blue-chip IBEX 35 index. It is part of the Dow Jones Sustainability Index and FTSE4Good and all its operations are conducted in compliance with the principles of the UN Global Compact, which the company adopted in 2002.